SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.	English translations of the FY2025 First Half Presentation Documents, as filed by the registrant with the Tokyo Stock Exchange on November 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yoshihide Moriyama
	Name:	Yoshihide Moriyama
	Title:	General Manager,
Capital Strategy & Affiliated Companies Finance Division

Date: November 6, 2024

FY2025 Second Quarter Financial Results Toyota Motor Corporation November 6, 2024

Cautionary Statement with Respect to Forward-Looking Statements and Caution Concerning Insider Trading This presentation contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Caution concerning Insider Trading Under Japanese securities laws and regulations (the “Regulations”), subject to certain exceptions, any person who receives certain material information relating to the business, etc. of Toyota which may be contained in this document is prohibited from trading in Toyota’s shares or certain other transactions related to such shares (as set forth in the Regulations) until such material information is deemed to be made public. Under the Regulations, material information is deemed to be made public when (i) such material information is notified to a stock exchange and is disclosed by ways of electromagnetic means as prescribed by the ordinance of the Cabinet Office (posting on the TDnet (Timely Disclosure Network) information service ) or (ii) twelve (12) hours have elapsed since a listed company, such as Toyota, disclosed such material information to at least two (2) media sources as prescribed by the Regulations.

FY2025 Second Quarter Results Summary Through the strengthening of our foundations, we expect production to be normalized in the second half of this fiscal year. We will continue to invest in human resources and growth areas while maintaining and strengthening our earning power. Operating income 2,464.2 billion yen (-95 billion yen YoY) -Strengthened our foundations and improved our business base through Actual the participation of all employees. (First Half) -Managed to achieve operating income nearly on par with the same period last year, despite a decrease in production/sales volume and one-off expenses. -Thanks to all our stakeholders, including suppliers and dealers, for their support. Operating income 4,300 billion yen (unchanged from the previous forecast) - To strengthen the foundations of car manufacturing, we will increase investment Forecast in human resources and growth areas to 830 billion yen for the full year.—Aim to maintain and expand earning power through measures such as restoring production to normal, controlling incentives, and increasing value chain earnings. Return to To reward our long-term shareholders, we increase dividends stably and continuously. Share- -Interim dividend: 40 yen per share (+10 yen YoY) holders -Full-year dividend (forecast) : 90 yen per share (+15 yen YoY) 3

FY2025 Second Quarter Financial Performance

Consolidated Vehicle Sales (FY2025 First Half) (thousands of vehicles) 5,000 4,744 4,556 96.0% Japan 4,000 1,072 939 87.6% N. America Europe 3,000 1,385 1,348 97.3% Asia 2,000 557 547 98.3% Other Central and 895 905 101.0% South America, 1,000 Oceania, 835 818 97.9% Africa, The Middle East, etc. 0 2023.4-9 2024.4-9 YoY Reference (retail) Toyota and Lexus Vehicle Sales 5,172 5,029 97.2% Electrified Vehicle [%] 1,826 [35.3%] 2,231 [44.4%] 122.2%    HEV 1,695 2,077 122.6% PHEV 70 75 107.7% BEV 59 78 132.5% FCEV 3 1 30.2% Total Retail Vehicle Sales 5,596 5,373 96.0%

Consolidated Financial Summary (FY2025 First Half) (billions of yen) 2023.4-9 2024.4-9 Change Sales Revenues 21,981.6 23,282.4 +1,300.8 Operating Income 2,559.2 2,464.2 -95.0 Margin 11.6% 10.6% Other Income 962.2 267.8 -694.3 Share of Profit (Loss) of Investments 378.5 264.3 * -114.2 Accounted for Using the Equity Method Income before Income Taxes 3,521.5 2,732.0 -789.4 Net Income Attributable to 2,589.4 1,907.1 -682.3 Toyota Motor Corporation Margin 11.8% 8.2% US $ 141 yen 153 yen +12 yen FOREX Rates € 153 yen 166 yen +13 yen * Regarding Japan: 188.5 (-30.7 year on year), China: 37.7 (-86.0 year on year), Other: 38.0 (+2.5 year on year)

Analysis of Consolidated Operating Income (FY2025 First Half) (billions of yen) 2,559.2 +620.0 -285.0 -180.0 2,464.2 -110.0 -140.0 Human Other Growth Resources Areas Volume, Other Increase or Of which for Model Mix Decrease Factors suppliers and dealers Effects of FOREX Rates +610.0 Swap etc. +78.7 -115.0 Cost Reduction Efforts +210.0 Inflation -16.6 Marketing Efforts Accounting etc. +80.0 (Except for Volume & Model Mix) HINO MOTORS -230.0 Increase or Decrease in Expenses Certification Related -280.0 and Expense Reduction Efforts Others -117.1 2023.4-9 2024.4-9 Operating Income (-95.0) 153 yen/US$ 141 yen/US$ 153 yen/ € 166 yen/ €

Geographic Operating Income (FY2025 First Half) Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) Japan N. America Europe Asia Other for Incl. using China the (excl. equity investments method of accounted associates 1,385 97.3% 1,348 and joint ventures) 1,072 939 87.6% 895 905101.0% 835 818 97.9% 557 547 98.3% -59.9 1,584.4 1,524.5 [15.1%] [14.5%] -234.4 +31.2 +75.4 -61.2 362.5 [4.2%] 223.5 186.5 192.2 411.4 486.9 128.1 [7.7%] [8.5%] 125.2 [7.2%] [10.9%] [1.3%] [9.5%] [5.9%] 2023.4-9 2024.4-9 2023.4-9 2024.4-9 2023.4-9 2024.4-9 2023.4-9 2024.4-9 2023.4-9 2024.4-9 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen 1,581.0 1,522.4 289.1 113.7 182.3 215.9 411.1 490.4 189.6    140.6

China Business / Financial Services (FY2025 First Half) (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity Excluding Valuation Gains/Losses relating to Swaps, etc. Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 1,005 867 (86.3%) 101.1 +7.8 328.8 +8.8 337.7 Effects of Cost Reduction Increase in Efforts, etc. 108.9 Loan Balance, etc. 123.7 -86.0 Effects of Marketing 37.7 Activities, etc. 2023.4-9 2024.4-9 2023.4-9 2024.4-9 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 244.9 332.4

Shareholder Return

Dividends and Dividend Forecast ï® The policy to “increase dividends in a stable and continuous manner” in order to reward our long-term shareholdersï® Interim: 40 yen (YoY +10 yen)ï® Full-Year Forecast: 90 yen (YoY +15 yen) 100 90 [Forecast] 90 80 75 +15 (yen) 70 * 60 50 [Forecast] Year-end Dividend 60 52 Interim Dividend* 50 48 45 40 35 27 28 +10 30 20 21 25 30 40 10 Special 24 Dividend: 1 yen 0 2023.4-2024.3 2024.4-2025-3 2020.4-2021.3 2021.4-2022.3 2022.4-2023.3 Interim Total Amount of Dividends 293.5 332.4 342.1 405.4 525.9 (billions of yen) Total Amount of Dividends Full-Year (billions of yen) 671.0 718.2 816.9 1,011.7—*A five-for-one stock split of shares of our common stock was conducted on October 1, 2021. Calculated on the assumption that the split was made at the beginning of the fiscal year ended March 2021. 11

FY2025 Financial Forecasts

FY2025 Forecast: Consolidated Vehicle Sales (thousands of vehicles) 10,000 9,500 9,400 98.9% 9,443 Japan 1,870 2,030 108.6% 1,993 8,000 N. America 2,870 Europe 6,000 2,720 94.8% 2,816 Asia 4,000 1,160 1,150 99.1% 1,192 Other 1,940 1,860 95.9% 1,804 Central and 2,000 South America, Oceania, 1,660 1,640 98.8% 1,638 Africa, 0 The Middle East, etc. Previous Forecast New Forecast vs. Previous FY24 Results 2024.4-2025.3 2024.4-2025.3 Forecast 2023.4-2024.3 Reference (retail) Toyota and Lexus Vehicle Sales 10,400 10,100 97.1% 10,309 Electrified Vehicles [%] 4,827 [46.4%] 4,648 [46.0%] 96.3% 3,855 [37.4%] HEV 4,476 4,325 96.6% 3,594 PHEV 176 162 92.0% 141 BEV 171 160 93.6% 117 FCEV 4 1 25.0% 4 Total Retail Vehicle Sales 10,950 10,850 99.1% 11,090 13

FY2025 Forecast: Consolidated Financial Summary billions of yen Previous Forecast New Forecast FY24 Results Change 2023.4-2024.3 2024.4-2025.3 2024.4-2025.3 Sales Revenues 46,000.0 46,000.0 ±0 45,095.3 Operating Income 4,300.0 4,300.0 ±0 5,352.9 Margin 9.3% 9.3% 11.9% Other Income 770.0 680.0 -90.0 1,612.1 Share of Profit (Loss) of Investments 680.0 590.0 -90.0 763.1 Accounted for Using the Equity Method Income before Income Taxes 5,070.0 4,980.0 -90.0 6,965.0 Net Income Attributable to ±0 3,570.0 3,570.0 4,944.9 Toyota Motor Corporation Margin 7.8% 7.8% 11.0% US $ 145 yen 147 yen +2 yen 145 yen FOREX Rates € 160 yen 161 yen +1 yen 157 yen * FOREX Rate performance: 153 yen against the U.S. dollar and 166 yen against the Euro from April 2024 to September 2024 FOREX Rate assumptions: 140 yen against the U.S. dollar and 155 yen against the Euro from October 2024 to March 2025 14

Analysis of FY2025 Forecast: Consolidated Operating Income (vs. FY2024 Results) ï® Aim to strengthen and accelerate investment in human resources and growth areas while maintaining our earning power. ï® Recover from temporary negative factors through continuous improvement efforts. (Investment Expanded in human to 830 billion resources yen -510 (billions of yen) /Investment in growth areas -320) 5,352.9 -352.9 5,000.0 -700.0 Market 4,300.0 -130.0 -440.0 +570.0 4,300.0 Environment, Investment Investment etc. in Human in Human One-off Improvement Resources Resources expenses efforts etc. & Growth & Growth Areas Areas (additional) 1. restoring production 2. controlling incentives 3. increasing value chain earnings FY2024 Results “Earning Power” Previous Forecast New Forecast 2023.4-2024.3 *Assumption: 2024.4-2025.3 2024.4-2025.3 145 yen/US$ Consolidated Sales Volume 145 yen/US$ 147 yen/US$ 9.5 million units 157 yen/€ 160 yen/€ 161 yen/€ 145 yen / US$ 15

(Ref.) Analysis of Consolidated Operating Income (FY2025 First Half) (billions of yen) Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc. -420.0 +610.0 +90.0 -70.0 -440.0 Cost Effects of -285.0 2,559.2 Reduction Marketing 2,464.2 Efforts Activities *2 Increase or Effects of Decrease in Other *4 FOREX Expenses and Rates *1 Expense Reduction Which includes: Strengthening Foundation of Suppliers/ Efforts *3 Materials Prices -85.0 Cost Reduction +175.0 2023.4-9 2024.4-9 141 yen/US$ Operating Income (-95.0) 153 yen/US$ 153 yen/ € 166 yen/ € *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +390.0 Volume, Model Mix -140.0 Labor Cost -160.0 Valuation Gains / Losses from Swaps, etc. +78.7 —US $ +300.0 Value Chain +30.0 Depreciation Expenses -30.0 Impact of Inflation Accounting, etc. -16.6 —€ +55.0 —Financial Services -10.0 R&D Expenses -30.0 HINO MOTORS Certification Related -230.0 —Other +35.0 —Accessories / Spare Parts / Expenses, etc. -220.0 Expenses in North America +40.0    Used Vehicle / Connected, etc. Other -117.1 Translational FOREX Impact Concerning +220.0 Overseas Subsidiaries, etc. Other +40.0 16

(Ref.) Analysis of Consolidated Operating Income (FY2025 First Half) Excluding the overall impact of foreign exchange (A) rates and swap valuation gains/losses, etc. -420.0 (billions of yen) +610.0 +90.0 -70.0 -440.0 2,559.2 Cost Effects of -285.0 Reduction Marketing 2,464.2 Efforts Activities Increase or Effects of Decrease in FOREX Other Expenses and Rates Which includes: Expense Reduction Strengthening Foundation of Suppliers/ Efforts Materials Prices -85.0 Cost Reduction +175.0 2023.4-9 2024.4-9 Increase or Decrease in Cost Reduction Effects of Marketing Expenses and Expense Total Efforts Activities Reduction Efforts (1) Market environment -200.0 -200.0 (2) Human resources -120.0 -10.0 -50.0 -180.0 (3) Growth investments -110.0 -110.0 Deduct (1)(2)(3) from (A) +210.0 +140.0 -280.0 +70.0 17

(Ref.) Analysis of FY2025 Forecast: Consolidated Operating Income (vs. FY2024 Results)

TOYOTA



(billions of yen)
5,352.9
+245.0
Effects of FOREX Rates *1
Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc: -1,090.0
-160.0
Cost Reduction Efforts
Which includes:
Strengthening Foundation of Suppliers/ Materials Prices -450.0
Cost Reduction +290.0
-100.0
Effects of Marketing Activities *2
-830.0
Increase or Decrease in Expenses and Expense Reduction Efforts *3
-207.9
Other *4
4,300.0
FY24 Results
2023.4-2024.3
145 yen/US$
157 yen/€
Operating Income (-1,052.9)
FY25 New Forecast
2024.4-2025.3
147 yen/US$
161 yen/€

*1 Details	
Transactional (Imports/Exports)	+55.0
- US $	+85.0
- €	+35.0
- Other	-65.0
Translational FOREX Impact Concerning Overseas Subsidiaries, etc.	+190.0

*2 Details	
Volume, Model Mix	-45.0
Value Chain	+110.0
- Financial Services	-5.0
- Accessories / Spare Parts / Used Vehicle / Connected, etc.	+115.0
Other	-165.0

*3 Details	
Labor Cost	-235.0
Depreciation Expenses	-130.0
R&D Expenses	-100.0
Expenses, etc.	-365.0

*4 Details	
Valuation Gains / Losses from Swaps, etc.	+35.0
Impact of Inflation Accounting, etc.	+87.9
HINO MOTORS Certification Related Expenses in North America	-230.0
Other	-100.8

18

(Ref.) Analysis of Consolidated Operating Income (vs. FY2024 Results) Excluding the overall impact of foreign exchange (billions of yen) (A) rates and swap valuation gains/losses, etc. -1,090.0 5,352.9 +245.0 -160.0 -100.0 -830.0 Effects of Cost Reduction Effects of 4,300.0 FOREX Efforts Marketing -207.9 Rates Activities Increase or Other Decrease in Which includes: Expenses and Strengthening Foundation of Suppliers/ Expense Reduction Materials Prices -450.0 Efforts Cost Reduction +290.0 FY24 Results FY25 New Forecast 2023.4-2024.3 2024.4-2025.3 Increase or Decrease in Cost Reduction Effects of Marketing Expenses and Expense Total Efforts Activities Reduction Efforts (1) Market environment -352.9 -352.9 (2) Human resources -390.0 -20.0 -100.0 -510.0 (3) Growth investments -320.0 -320.0 Deduct (1)(2)(3) from (A) +230.0 +272.9 -410.0 +92.9 19

TOYOTA

(Ref.) Analysis of FY2025 Forecast: Consolidated Operating Income (vs. Previous Forecast)



(billions of yen)
4,300.0
+190.0
Effects of FOREX Rates *1
Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc: +55.0
-10.0
Cost Reduction Efforts
+115.0
Marketing Efforts *2
-50.0
Increase or Decrease in Expenses and Expense Reduction Efforts *3
Which includes:
Strengthening Foundation of Suppliers/ Materials Prices ±0.0
Cost Reduction -10.0
-245.0
Other *4
4,300.0

Previous Forecast 2024.4-2025.3
145 yen/US$
160 yen/€

Operating Income (±0.0)

New Forecast 2024.4-2025.3
147 yen/US$
161 yen/€

*1 Details	
Transactional (Imports/Exports)	+165.0
- US $	+70.0
- €	+5.0
- Other	+90.0
Translational FOREX Impact Concerning Overseas Subsidiaries, etc.	+25.0

*2 Details	
Volume, Model Mix	-220.0
Value Chain	+65.0
- Financial Services	+45.0
- Accessories / Spare Parts / Used Vehicle / Connected, etc.	+20.0
Other	+270.0

*3 Details	
Labor Cost	-30.0
Depreciation Expenses	±0.0
R&D Expenses	±0.0
Expenses, etc.	-20.0

*4 Details	
Valuation Gains / Losses from Swaps, etc.	+40.0
Impact of Inflation Accounting, etc.	+45.1
HINO MOTORS Certification Related Expenses in North America	-230.0
Other	-100.1

20

(Ref.) Consolidated Vehicle Sales (3 months) thousands of vehicles 2,418 2,500 2,304 95.3% Japan 540 517 95.8% N.America 2,000 Europe 1,500 703 643 91.5% Asia 270 Other 1,000 256 94.6% Central and 478 469 98.0% South America, 500 Oceania, Africa, 426 420 98.4% The Middle East, 0 etc. 2023.7-9 2024.7-9 YoY Reference (retail) Toyota and Lexus Vehicle Sales 2,634 2,538 96.4% Electrified Vehicles [%] 958 [36.4%] 1,156 [45.5%] 120.7%    HEV 888 1,079 121.5% PHEV 39 41 107.1% BEV 30 35 116.5% FCEV 1 0 32.0% Total Retail Vehicle Sales 2,845 2,737 96.2% 21

(Ref.) Consolidated Financial Summary (3 months) (billions of yen) 2023.7-9 2024.7-9 Change Sales Revenues 11,434.7 11,444.5 +9.7 Operating Income 1,438.3 1,155.7 -282.6 Margin 12.6% 10.1% Other Income 362.5 -295.9 -658.5 Share of Profit (Loss) of Investments 185.1 99.3 -85.7 Accounted for Using the Equity Method Income before Income Taxes 1,800.9 859.8 -941.1 Net Income Attributable to 1,278.0 573.7 -704.2 Toyota Motor Corporation Margin 11.2% 5.0% US $ 145 yen 150 yen +5 yen FOREX Rates € 157 yen 164 yen +7 yen * Regarding Japan: 58.4 (-38.3 year on year), China: 22.8 (-46.6 year on year), Other: 18.1 (-0.8 year on year) 22

(Ref.) Analysis of Consolidated Operating Income (3 months) Excluding the overall impact of foreign exchange (billions of yen) rates and swap valuation gains/losses, etc. -320.0 +240.0 +35.0 -140.0 1,438.3 Cost -215.0 Effects of -202.6 Reduction Effects of Marketing Efforts Increase or 1,155.7 FOREX Activities *2 Rates *1 Decrease in Other *4 Expenses and Which includes: Expense Reduction Strengthening Foundation of Suppliers/ Efforts *3 Materials Prices -45.0 Cost Reduction +80.0 2023.7-9 2024.7-9 145 yen/US$ Operating Income (-282.6) 150 yen/US$ 157 yen/€ 164 yen/€ *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +80.0 Volume, Model Mix -90.0 Labor Cost -85.0 Valuation Gains / Losses from Swaps, etc. +90.7 —US $ +60.0 Value Chain -10.0 Depreciation Expenses -15.0 Impact of Inflation Accounting, etc. +19.2 —€ +20.0 —Financial Services -10.0 R&D Expenses -15.0 HINO MOTORS Certification Related -230.0 —Other ±0.0 —Accessories / Spare Parts / Expenses, etc. -100.0 Expenses in North America ±0.0    Used Vehicle / Connected, etc. Other -82.5 Translational FOREX Impact Concerning +160.0 Overseas Subsidiaries, etc. Other -40.0 2 23 3

(Ref.) Geographic Operating Income (3 months) Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) Japan N.America Europe Asia Other for Incl using . China the (excl equity . investments method of accounted associates and joint ventures) 703 478 469 (98.0%) 643 (91.5%) 426 420 98.4% 540 517 (95.8%) 270 256 (94.6%) -244.4 883.7 639.2 -211.8 [16.4%] [12.0%] 239.1 -10.4 +17.7 -14.3 [5.3%] 110.2 99.7 106.0 91.6 [8.1%] 224.5 242.3 [9.1%] 27.3 [7.2%] [8.6%] [9.6%] [10.8%] [0.6%] 2023.7-9 2024.7-9 2023.7-9 2024.7-9 2023.7-9 2024.7-9 2023.7-9 2024.7-9 2023.7-9 2024.7-9 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 879.1 641.1 169.4 28.7 99.3 91.2 224.9 244.4 104.2 98.8

(Ref.) China Business / Financial Services (3 months) (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity Method of Associates and Joint Ventures (billions of yen) Excluding Valuation Gains/Losses relating to Swaps, etc. Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 505 456 90.3% 47.5 +16.8 184.2 168.6 -15.5 64.3 69.4 -46.6 22.8 2023.7-9 2024.7-9 2023.7-9 2024.7-9 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 97.6 172.7

(Ref.) Repurchase of Shares No increase in the maximum limit of share repurchases for the interim period (already increase the maximum limit by 200 billion yen in September) “Flexible repurchase of shares while considering factors such as the price level of our common stock” and “to respond to requests for the sale of our own shares as needed” 1,200 (billions of yen) 1,000 Year-end Repurchases Interim Repurchases 800 Flexible Repurchases 600 1,000.0[Max.] 400 (max) No interim 185.6 repurchases 200 99.9 149.9 (Resolved in March) 249.9 200.0 [Max.] 149.9 149.9 99.9 (Resolved in Sep.) 0 2020.4-2021.3 2021.4-2022.3 2022.4-2023.3 2023.4-2024.3 2024.4-2025.3 Share Repurchases 249.9 435.6 299.9 1,099.9 [Max.] 200.0 [Max.]

(Ref.) Transition of Financial Performance

TOYOTA

Consolidated Vehicle Sales
(thousands of vehicles)


7,646
8,230
8,822
9,443
9,400
2021.3 2022.3 2023.3 2024.3 2025.3

Sales Revenues (trillions of yen)


27.2
31.3
37.2
45.0
46.0
2021.3 2022.3 2023.3 2024.3 2025.3

Operating Income (billions of yen)


Operating Margin (%)
8.1
9.5
7.3
11.9
9.3
2,197.7
2,995.6
2,725.0
5,352.9
4,300.0
2021.3 2022.3 2023.3 2024.3 2025.3

Net Income Attributable to Toyota Motor Corporation
(billions of yen)


Net Margin (%)
8.3
9.1
6.6
11.0
7.8
2,245.2
2,850.1
2,451.3
4,944.9
3,570.0
2021.3 2022.3 2023.3 2024.3 2025.3

Total Liquid Assets[*1]
(billions of yen)


11,579.4
10,517.3
11,313.7
15,079.5
15,404.1
8,051.4
8,341.3
9,027.7
12,651.6
13,134.3
Interest-Bearing Debt*2
Net Liquid Assets
2021.3 2022.3 2023.3 2024.3 2024.9

Total Shareholder Return
(billions of yen)


Dividend per Share (yen) *3
48
52
60
75
90 (forecast)
921.0
1,153.8
1,116.9
2,111.7
671.0
718.2
816.9
1,011.7
Share Repurchase
Dividend
2021.3 2022.3 2023.3 2024.3 2025.3

R&D Expenses[*4] (billions of yen)


Ratio to Sales Revenues (%)
4.0
3.6
3.3
2.7
2.8
1,090.4
1,124.2
1,241.6
1,202.3
1,300.0
2021.3 2022.3 2023.3 2024.3 2025.3

Capital Expenditures (billions of yen)


Depreciation Expenses
1,293.2
1,343.0
1,605.8
2,010.8
2,150.0
876.9
1,007.2
1,185.0
1,248.4
1,380.0
2021.3 2022.3 2023.3 2024.3 2025.3

*1 Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services.

*2 Not including lease liabilities

*3 Dividends per common share on a post-stock split (a five-for-one stock split of shares of our common stock that was conducted on October 1, 2021) basis

*4 R&D activity related expenditures incurred during the reporting period

Forecast

27

(Ref.) FY2025 Forecast: Vehicle Production and Retail Sales thousands of vehicles Previous Forecast New Forecast FY24 Results Change 2024.4-2025.3 2024.4-2025.3 2023.4-2024.3 Japan 3,350 3,280 -70 3,309 Vehicle Production * Overseas 6,650 6,420 -230 6,663 Toyota Total 10,000 9,700 -300 9,972 & Japan 1,550 1,500 -50 1,530 Lexus Retail Vehicle Overseas 8,850 8,600 -250 8,780 Sales * Total 10,400 10,100 -300 10,309 Total Retail Vehicle Sales * 10,950 10,850 -100 11,090 * Including vehicles by Toyota’s unconsolidated entities

(Ref.) Definitions of Consolidated and Retail Vehicle Sales Daihatsu- and Hino- brand vehicles Distributors or Total Consolidated Dealers Retail Vehicle Vehicle Customers outside Toyota Sales and Sales Number of vehicles produced for wholesale by Toyota Motor Corporation and its consolidated subsidiaries Lexus Number of vehicles produced for wholesale by Toyota’s consolidation Vehicle unconsolidated entities (e.g. joint ventures in China, etc.)Sales *There are a limited number of exceptional cases where sales are made other than in accordance with the flowchart above.